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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of November 14, 2005.

Commission File Number 033-74656-99

                          WESTERN FOREST PRODUCTS INC.
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        WESTERN FOREST PRODUCTS INC.
                                        (Registrant)


Date November 16, 2005                  By /s/ Paul Ireland
                                           -------------------------------------
                                           (Signature)*
                                           Paul Ireland, Chief Financial Officer

----------
*    Print the name and title under the signature of the signing officer.

                   PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
SEC 1815 (09-05)   CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                   FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                   (WFP LOGO)

                          WESTERN FOREST PRODUCTS INC.
                          435 Trunk Road
                          Duncan, British Columbia
                          Canada V9L 2P9
                          Telephone: 250 748 3711
                          Facsimile: 250 748 6045

                          WESTERN FOREST PRODUCTS INC.

FOR IMMEDIATE RELEASE                                                   TSX: WEF

WESTERN ANNOUNCES 3RD QUARTER RESULTS

November 14, 2005 - Duncan, British Columbia. Western Forest Products Inc. ("Western" or the "Company") announced today the Company's results for the 3rd quarter ended September 30, 2005. The Company will host a teleconference call on Tuesday, November 15, 2005 at 10:00 a.m. PST (1:00 p.m. EST) on the Company's results. (See below for details on participation.)

Results for the quarter reflect weak lumber and pulp prices due to an oversupplied market and the impact of a strong Canadian dollar.

                                Q3 2005 OVERVIEW

- EBITDA for the solid wood segment of negative $2.2 million, down from positive $2.2 million in the second quarter reflecting lower realised lumber prices and change in sale mix, a stronger Canadian dollar and the Silvertree severance of $7.2 million partially offset by the gain of $13.1 million from the termination of the Saw-log supply agreement with TimberWest.

- EBITDA for the pulp segment of negative $4.2 million compared to negative $0.7 million in the prior quarter as a result of lower pulp prices and a stronger Canadian dollar.

- Total liquidity at the end of the third quarter of $61.3 million was comprised of cash of $3.9 million, cash in a working capital reserve account of $48.5 million, and availability under our operating line of credit of $8.9 million.

Reynold Hert, President & CEO commenting on the results noted, "As expected, market conditions have continued to be difficult with lower prices and a higher exchange rate in the third quarter. During these tougher market conditions we have improved our liquidity by being disciplined in our mill operations, following through on our inventory reductions, and selling non core assets. We continue to balance liquidity with making fundamental shifts in the base business performance. As announced, the Silvertree sawmill was closed with $7.2 million in severance being incurred, and the Saltair sawmill has been indefinitely curtailed. When the markets and our inventory levels are right, we will be implementing the third shifts at our remaining sawmills."

The Company is also in the process of reviewing its assets to determine whether they remain core to its business and have concluded that the Company's focus shall revolve around the solid wood business including logging from Crown timberlands and manufacturing of lumber. Management has been considering strategic options with respect to certain non-core assets including the Squamish pulp operation and private timberlands and have engaged legal and financial advisors to assist in this process. Advanced discussions with third parties on potential transactions involving Squamish have been held although there has been no agreement with respect to a transaction on acceptable terms. The Company has also applied to the Minister of Forests of B.C. for the removal of our private timberlands from the Crown TFLs. If successful the Company will consider the sale of some or all of the private timberlands on terms satisfactory to it. Proceeds from the sale of the private timberlands would be applied to reduce the Company's debt burden pursuant to terms and conditions under the proposed bridge term facility announced November 10, 2005.

About Western:

Western is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing NBSK pulp. Over 95% of Western's logging is conducted on government owned timberlands in British Columbia. All of Western's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in over 25 countries worldwide.

Forward Looking Statement

This press release contains statements that are forward-looking in nature. Those statements appear in a number of places herein and include statements regarding the intent, belief or current expectations of Western, primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of Western. Such statements may be indicated by words such as "estimate", "expect", "anticipate", "plan", "intend", "believe", "will", "should", "may" and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates, changes in government regulation, fluctuations in demand and supply for Western's products, industry production levels, the ability of Western to execute its business plan and misjudgements in the course of preparing forward-looking statements. The information contained under the "Risk Factors" section of Western's Annual Information Form and under the "Risk Factors" section of Western's Form 20-F/A identifies important factors that could cause such differences. All written and oral forward-looking statements attributable to Western or persons acting on behalf of Western are expressly qualified in their entirety by the foregoing cautionary statements. Western does not expect to update forward-looking statements as conditions change.

TELECONFERENCE CALL NOTIFICATION: TUESDAY, NOVEMBER 15, 2005 AT 10:00 A.M. PST/1:00 P.M. EST

ON TUESDAY, NOVEMBER 15, 2005, WESTERN FOREST PRODUCTS INC. WILL HOST A TELECONFERENCE CALL AT 10:00 A.M. PST (1:00 P.M. EST). TO PARTICIPATE IN THE TELECONFERENCE PLEASE DIAL 1-866-249-5221 IN CANADA AND THE U.S. (TOLL FREE) AND IN TORONTO OR INTERNATIONALLY, 416-644-3431 BEFORE 10:00 A.M. PST (1:00 P.M.
EST). THIS CALL WILL BE TAPED, AVAILABLE ONE HOUR AFTER THE TELECONFERENCE, AND ON REPLAY UNTIL NOVEMBER 29, 2005. TO HEAR A COMPLETE REPLAY, PLEASE CALL 1-877-289-8525 IN CANADA AND THE U.S. (TOLL FREE), PASSCODE 21163096# OR IN TORONTO AND INTERNATIONALLY, 416-640-1917, PASSCODE 21163096#. THIS CALL WILL ALSO BE WEBCAST FROM WESTERN'S WEBSITE AT WWW.WESTERNFOREST.COM.

FOR FURTHER INFORMATION CONTACT: REYNOLD HERT 250 715 2207
                                 PAUL IRELAND 250 715 2209

(WFP LOGO)

WESTERN FOREST PRODUCTS INC. - 2005 THIRD QUARTER REPORT

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis reports and comments on the financial condition and results of operations of Western Forest Products Inc. (the "Company", "us", "we", or "our"), on a consolidated basis, for our third quarter ended September 30, 2005 to help security holders and other readers understand our Company and the key factors underlying our financial results. You should read this discussion and analysis in conjunction with our consolidated financial statements and related notes thereto, for the third quarter ended September 30, 2005, and our audited consolidated financial statements and management's discussion and analysis ("MD&A") for the period from July 28, 2004 to December 31, 2004 (the "2004 Annual Report") which are filed on SEDAR at <www.sedar.com> under our Company's name.

We acquired the solid wood and pulp business of Doman Industries Limited ("Doman") and certain of its subsidiaries (collectively with Doman, the "Predecessor") on July 27, 2004 in connection with the implementation of the Predecessor's Plan of Compromise and Arrangement under the Companies' Creditors Arrangement Act (Canada) and Reorganization under the Canada Business Corporations Act (the "Plan"). This discussion and analysis also compares our results for the third quarter and nine months ended September 30, 2005 with our Predecessor's results in the comparable periods of 2004. The consolidated financial and other information of the Company issued subsequent to the Plan implementation may not be comparable with the consolidated financial information and other information issued by the Predecessor prior to the Plan implementation due to differences in our corporate and financial structure from that of our Predecessor, the application of "fresh start" accounting as explained in note 1 of our audited consolidated financial statements as a result of the implementation of our Predecessor's Plan and differences in certain accounting policies from those applied by our Predecessor. Accordingly, the discussion and analysis of our financial condition and results of operations compared to our Predecessor should be reviewed with caution.

Unless otherwise noted, the information in this discussion and analysis is updated to November 11, 2005. All financial references are in Canadian dollars unless otherwise noted.

SUMMARY OF SELECTED RESULTS FOR THE QUARTER AND NINE MONTHS

                              Three Months Ended   Three Months Ended    Nine Months Ended   Three Months Ended    Nine Months Ended
                                 September 30,        June 30, 2005     September 30, 2005   September 30, 2004   September 30, 2004
(millions of dollars)            2005 Company            Company             Company             Proforma(1)          Proforma(1)
---------------------------   ------------------   ------------------   ------------------   ------------------   ------------------
Sales                               $156.7               $186.4               $505.8               $202.4               $594.0
Countervailing &
   anti-dumping duties              $ (8.3)              $(13.6)              $(30.4)              $(13.8)              $(35.9)
EBITDA                              $ (9.8)              $ (2.3)              $ (3.4)              $ 17.3               $ 80.1
Write-down of property,
   plant and equipment              $   --               $ (8.5)              $ (8.5)              $   --               $   --
Operating earnings (loss)           $(14.9)              $(21.1)              $(33.5)              $  7.4               $ 41.6
Interest expense                    $(11.5)              $(12.0)              $(35.3)              $  n/a               $  n/a
Foreign exchange gain
   (loss) on long-term debt         $ 13.3               $ (3.3)              $  8.4               $  n/a               $  n/a
Net loss attributable
   to common shares                 $(12.5)              $(37.2)              $(55.0)              $  n/a               $  n/a

Per share:
Basic                               $(0.49)              $(1.45)              $(2.15)              $  n/a               $  n/a
Diluted                             $(0.49)              $(1.45)              $(2.15)              $  n/a               $  n/a

(1) Q3 and nine months of 2004 represent the results of our Predecessor for the period from July 1, 2004 to July 27, 2004 and from January 1, 2004 to July 27, 2004, respectively, both restated for the sale of the Port Alice pulp mill in May, 2004, added to the Company's results for the period from July 28, 2004 to September 30,2004.

WESTERN FOREST PRODUCTS INC.            2              2005 THIRD QUARTER REPORT


OVERVIEW

The net loss for the third quarter and first nine months of 2005 was $12.5 million ($0.49 per share) and $55.0 million ($2.15 per share), respectively compared to a net loss of $37.2 million ($1.45 per share) in the second quarter of 2005. The results for the quarter reflect weaker lumber and pulp markets and a stronger Canadian dollar. In addition, the Company recorded a $7.2 million charge in the quarter for severance costs with respect to the previously announced closure of its Silvertree sawmill operation which took effect in October 2005.

During the quarter the Company reached agreement with TimberWest Forest Corp. to end a saw-log supply arrangement. TimberWest paid the Company $15.0 million cash to end the agreement under which it had provided up to 330,000 cubic metres of saw-logs to the Company annually from its private lands at Vancouver log market prices. We recorded a gain on the termination of the agreement of $13.1 million.

On November 10, 2005 the Company reached a definitive agreement to acquire Cascadia Forest Products Ltd. ("Cascadia") from Brookfield Asset Management Inc., for approximately $120 million, subject to certain closing adjustments plus Cascadia's net working capital, all payable in cash on closing. Financing for the transaction has been secured from Tricap Management Inc. ("Tricap"), which will provide both equity and debt financing sufficient to fund the acquisition of Cascadia and to refinance Western's existing 15% senior secured bonds. The acquisition is expected to close in the first quarter of 2006, subject to the receipt of regulatory approvals. The announcement marks the culmination of negotiations and due diligence to acquire these assets that had been on going for nearly one year and reflects the Company's strategy to be a major player in the consolidation of the coastal industry.

The combined Western and Cascadia operations will have over 1.5 billion board feet of annual lumber capacity and 6.8 million cubic meters of annual allowable cut from Crown-owned tenures on Vancouver Island, the mainland coast and the Queen Charlotte Islands. By combining resources and leveraging best practices from both companies, Western expects to capture annual pre-tax synergies of approximately C$65 million through marketing programs and operating efficiencies, which are anticipated to be realized within about 48 months of the completion of the transaction.

The following table and discussion indicates the major factors impacting EBITDA for the current quarter compared to EBITDA as reported in the previous quarter:

(millions of dollars)
---------------------
EBITDA for the three months ended June 30, 2005        $(2.3)
Gain on termination of saw-log agreement                13.1
Silvertree severance costs                              (7.2)
Higher anti-dumping rate in second quarter               3.4
Impact of summer down-time                              (4.6)
Lower realised NBSK pulp prices                         (1.6)
Lower realised lumber prices                            (2.5)
Change in mix of lumber and logs sold                   (3.8)
Foreign exchange impact on sales and receivables        (7.4)
Impact of less volume sold                              (2.3)
Other                                                    5.2
                                                       -----
EBITDA for the three months ended September 30, 2005   $(9.8)
                                                       =====

WESTERN FOREST PRODUCTS INC.            3              2005 THIRD QUARTER REPORT


EBITDA for the current quarter changed compared to the previous quarter due to:

     -    gain on the termination of the log supply agreement with TimberWest.

     - reorganisation costs represents severance in connection with the closure of the Silvertree sawmill.

     - higher anti-dumping costs recorded in the second quarter when the Company was subject to an 11.54% anti-dumping rate prior to the Company's successful application to use the lower 3.78% rate of its Predecessor.

     - to reduce log and lumber inventories we took downtime during the summer which had cash impact of $4.6 million of fixed cost write-offs.

     - NBSK prices realised in the quarter were approximately 6% lower than the second quarter.

     - Lumber prices realised were lower by approximately 7% than the second quarter primarily in cedar and fir.

     -    We sold less high value lumber and more high value logs in the quarter

     - The Canadian dollar strengthened from an average of $0.806 in the second quarter to $0.825 in the third quarter resulting in lower Canadian dollar proceeds from US dollar denominated sales.

     - Lumber, log and pulp sales all decreased in the third quarter relative to the second quarter as a result of oversupplied markets.

Some of the significant factors accounting for the decrease in EBITDA from positive $17.3 million for the proforma three months ended September 30, 2004 to negative $9.8 million in the three months ended September 30, 2005 are weaker lumber prices, lower log sales, and the mix of lumber and logs sold (negative $20.1 million); lower pulp prices realised partially offset by higher volumes (negative $6.5 million); a stronger Canadian dollar (negative $10.9 million); and severance at the Silvertree mill (negative $7.2 million); partially offset by the gain on the termination of the log supply agreement (positive $13.1 million) and the deferral of the Squamish pulp mill annual maintenance shutdown from the third quarter as part of moving to an 18 month major maintenance program with 12 month mini-shutdowns (positive $5.7 million).

Some of the significant factors accounting for the decrease in EBITDA from positive $80.1 million for the proforma nine months ended September 30, 2004 to negative $3.4 million in the nine months ended September 30, 2005 are weaker pulp and to a lesser extent lumber prices realised (negative $12.9 million); a stronger Canadian dollar (negative $ 35.6 million); lower external log sales partially offset by higher pulp sales (negative $23.2 million); higher unit log production costs due to lower volumes harvested (negative $14.6 million); the change in accounting to expense spur roads (negative $9.9 million); severance at the Silvertree mill ($7.2 million); partially offset by the gain on the termination of the log supply agreement (positive $13.1 million); the change in accounting policy to consider pulp and saw logs separately in performing the lower of cost and market test (positive $6.6 million) and the deferral of the Squamish pulp mill annual maintenance shutdown from the third quarter as part of moving to an 18 month major maintenance program with 12 month mini-shutdowns (positive $5.7 million).

WESTERN FOREST PRODUCTS INC.            4              2005 THIRD QUARTER REPORT


SOLID WOOD SEGMENT

                                              Three Months                    Nine Months     Three Months    Nine Months
                                                 Ended        Three Months       Ended           Ended           Ended
                                             September 30,       Ended       September 30,   September 30,   September 30,
                                                  2005       June 30, 2005        2005            2004            2004
(millions of dollars except where noted)        Company         Company         Company       Proforma (1)    Proforma (1)
----------------------------------------     -------------   -------------   -------------   -------------   -------------
Lumber sales                                    $ 88.2          $107.5          $293.0          $106.9          $324.4
Log sales                                         22.2            26.0            66.4            45.3           112.8
By-product sales                                   5.9             7.0            20.0             8.1            19.9
                                                ------          ------          ------          ------          ------
                                                $116.3          $140.5          $379.4          $160.3          $457.1
                                                ======          ======          ======          ======          ======
EBITDA                                          $ (2.2)         $  2.2          $ 11.0          $ 30.6          $ 85.3
EBITDA margin                                     (1.9%)           1.6%            2.9%           19.1%           18.7%
Operating earnings (loss)                       $ (6.7)         $(16.0)         $(17.2)         $ 21.8          $ 52.7

Total assets employed                           $546.3          $577.0          $546.3          $615.4          $615.4

Lumber production - millions of
   board feet                                      150             186             521             191             521
Lumber sales - millions of board feet              165             176             503             165             511

Log production - thousands of cubic metres         465           1,148           2,111           1,103           3,030
Log purchases - thousands of cubic  metres         147             192             539             353           1,092
Log sales -thousands of cubic metres               172             213             551             411             960
Internal Log consumption- thousands
   of cubic metres                                 719             844           2,438             866           2,611

Average lumber sales revenue per
   thousand board feet                          $  535          $  612          $  583          $  648          $  635
Average log sales revenue per cubic metre       $  129          $  122          $  121          $  110          $  117

(1) Q3 and nine months of 2004 represent the results of our Predecessor for the period from July 1, 2004 to July 27, 2004 and from January 1, 2004 to July 27, 2004, respectively added to the Company's results for the period from July 28, 2004 to September 30,2004.

The solid wood segment had an operating loss of $6.7 million in the quarter and a loss of $17.2 million in the nine months compared to an operating loss of $16.0 million in the second quarter of 2005 and operating earnings of $21.8 million and $52.7 million in the comparative periods of 2004. EBITDA for the solid wood segment decreased to negative $2.2 million in the third quarter compared to positive $2.2 million in the second quarter and $30.6 million in the third quarter of 2004. Operating earnings and EBITDA were impacted by the $13.1 million gain recorded on the termination of the log supply agreement with TimberWest and the $7.2 million reorganisation expense recorded with respect to the closure of the Silvertree sawmill site that will be effective October 28, 2005. Operating earnings for the year to date have also been impacted by the second quarter $8.5 million non-cash write-down of property plant and equipment for the closure of the Silvertree sawmill.

On April 26, 2005 we were notified by the US Department of Commerce ("USDOC") that we were not entitled to use the reduced "all others rate" for anti-dumping duty deposits of 3.78% unless we filed a changed circumstances review request with the USDOC to confirm that we are the successor in interest to our Predecessor. We subsequently filed an application for an expedited changed circumstances review and received a positive ruling from the US Department of Commerce confirming we are entitled to use the "all others rate" of 3.78% effective from August 19, 2005. For the period from April 26, 2005 to August 19, 2005 we posted anti-dumping deposits at the higher rate of 11.54%.

Lumber sales of 165 million board feet in the third quarter of 2005 were the same as the comparable period of 2004 and decreased 6% from 176 million board feet in the second quarter. Lumber sales for the nine months ended September 30, 2005 of 503 million board feet were comparable to the 511 million board feet sold in the same period of 2004. Overall average lumber prices received in the third quarter of 2005, when translated into Canadian dollars

WESTERN FOREST PRODUCTS INC.            5              2005 THIRD QUARTER REPORT


were $535 per thousand board feet compared to $612 in the second quarter. For the first nine months of 2005 the average price received was $583 per thousand board feet compared to $648 in the comparable period of 2004.

Log production of 0.465 million cubic metres in the third quarter compares to
1.148 million cubic metres in the second quarter and 1.103 million cubic metres in the third quarter of 2004 and reflects the previously announced downtime taken at the logging operations during the summer to reduce log inventories. Log production for the nine months ended September 30, 2005 of 2.111 million cubic metres compares to 3.030 million cubic metres in the same period of 2004 and reflects both the summer downtime noted above as well as the first quarter's delayed start up of logging operations due to higher than optimum inventories.

A combination of the lower third quarter log production and a weak Vancouver log market also resulted in lower third party log sales compared to the previous quarter. However, average log prices received increased to $129 per m(3) compared to $122 per m(3) in the second quarter of 2005 and benefited from the sale of higher quality logs and higher prices achieved for cedar poles offset the overall decrease in sales prices for other species. The average price realised in the third quarter of 2005 of $129 per m(3)compares to the $110 per m(3) in the comparable period of 2004. The 2004 sales represent a mix of saw-logs which realised an average of $151 per m(3)and pulp logs which realised an average of $54 per m(3).

WESTERN FOREST PRODUCTS INC.            6              2005 THIRD QUARTER REPORT


PULP SEGMENT

                              Three Months Ended   Three Months Ended    Nine Months Ended   Three Months Ended   Nine Months Ended
(millions of dollars          September 30, 2005      June 30, 2005     September 30, 2005   September 30, 2004   September 30, 2004
except where noted)                 Company              Company              Company            Proforma(1)          Proforma(1)
--------------------          ------------------   ------------------   ------------------   ------------------   ------------------
Sales                              $ 40.4                $45.9               $126.4               $ 42.2                $136.9
EBITDA                             $ (4.2)               $(0.7)              $ (3.0)              $(10.2)               $  2.1
EBITDA margin                       (10.4%)               (1.5%)               (2.4%)              (24.2%)                 1.5%
Operating earnings (loss)          $ (4.8)               $(1.4)              $ (4.9)              $(11.3)               $ (3.8)

Total assets employed              $ 82.2                $86.4               $ 82.2               $ 94.5                $ 94.5

Pulp production
   -thousands of tonnes                69                   72                  208                   57                   193
Pulp sales -thousands
   of tonnes                           71                   73                  206                   61                   188

Average pulp revenue
   per tonne                       $  573                $ 624               $  615               $  692                $  728
Average pulp price
   delivered to Northern
   Europe - (US$ per
   tonne)(2)                       $  587                $ 620               $  616               $  640                $  626

Average pulp price
   delivered to Northern
   Europe - (C$ equivalent
   per tonne)(2)                   $  712                $ 769               $  755               $  849                $  833

(1) Q3 and nine months of 2004 represent the results of our Predecessor for the period from July 1, 2004 to July 27, 2004 and from January 1, 2004 to July 27, 2004, respectively, both restated for the sale of the Port Alice pulp mill in May, 2004, added to the Company's results for the period from July 28, 2004 to September 30,2004.

(2) Benchmark prices sourced from Resource Information Systems, Inc. Canadian equivalent translated at average exchange rate for the period

There was an operating loss from the pulp segment during the quarter of $4.8 million compared to operating losses of $1.4 million in the second quarter of 2005 and $11.3 million in the comparative quarter of 2004. EBITDA for the pulp segment in the quarter was negative $4.2 million compared to negative $0.7 million in the second quarter and primarily results from both a weaker US$ pulp price realised in the quarter and the stronger Canadian dollar. The third quarter results are an improvement over the negative $10.2 million recorded in the third quarter of 2004 primarily because the third quarter of 2004 includes the annual maintenance shutdown costs and corresponding lower production and sales whereas the 2005 shutdown was deferred to November, 2005 as part of the program to move to an 18 month major maintenance cycle with 12 month mini-shutdowns as part of a cost reduction effort. The annual maintenance shutdown will now likely be delayed to early 2006 as a result of possible labour disruption by certain of the maintenance contractors represented by the Boiler Makers Union who are in a legal strike situation. Partially offsetting this are the impacts of lower realised pulp prices and the stronger Canadian dollar.

For the nine months ended September 30, 2005 the pulp segment recorded an operating loss of $4.9 million and negative EBITDA of $3.0 million compared to the proforma operating loss of $3.8 million and positive EBITDA of $2.1 million recorded by our Predecessor. The negative impacts of the lower US$ sales prices realised and the stronger Canadian dollar more than offset the deferral in the annual maintenance shutdown costs and higher production levels.

OTHER CORPORATE ITEMS

Selling and administration expense of $5.4 million in the quarter was similar to the $5.5 million in the second quarter and the $5.5 million recorded by the Company and our Predecessor in the comparable period of 2004. For the nine months ended September 30, 2005 the selling and administration expense was $17.1 million compared to the $16.4 million total recorded by the Company and our Predecessor. Included in selling and administration expense for the nine months is approximately $1.9 million for legal and consulting services in connection with due diligence and other procedures performed with respect to strategic initiatives including work on the recently announced acquisition of Cascadia and related financing.

Interest expense decreased to $11.5 million in the quarter from $12.0 million in the second quarter as a result of the stronger Canadian dollar. The Company recorded a foreign exchange gain in the quarter of $13.3 million on the

WESTERN FOREST PRODUCTS INC.            7              2005 THIRD QUARTER REPORT


translation of its US dollar denominated secured bonds as a result of the strengthening of the Canadian dollar from $1.2411 at June 30, 2005 to $1.2122 at September 30, 2005. This compares to a loss recorded in the second quarter of $3.3 million when the Canadian dollar weakened compared to the March 31 quarter end. Interest expense and the foreign exchange gain or loss on the translation of long-term debt recorded in 2005 is not directly comparable to the amounts recorded by our predecessor in 2004 due to the different capital structures.

Financial restructuring costs recorded by our Predecessor in 2004 relate to the costs of implementing the Plan. Discontinued operations of our Predecessor relate to the results of the Port Alice pulp mill prior to its sale by them in May, 2004.

Other income primarily represents reimbursements from the BC Government for project engineering and other costs incurred by our Predecessor with respect to certain timber cutting rights taken back by the BC Government under the Forestry Revitalisation Plan.

WESTERN FOREST PRODUCTS INC.            8              2005 THIRD QUARTER REPORT


CHANGES IN FINANCIAL POSITION AND LIQUIDITY

                         Three Months Ended   Three Months Ended    Nine Months Ended   Three Months Ended    Nine Months Ended
(millions of dollars     September 30, 2005      June 30, 2005     September 30, 2005   September 30, 2004   September 30, 2004
except where noted)            Company              Company              Company            Proforma(1)          Proforma(1)
----------------------   ------------------   ------------------   ------------------   ------------------   ------------------
Cash flow from
   operations                  $17.8                $(15.8)              $ 17.2               $ (4.9)              $ (8.3)
Capital additions              $(7.0)               $ (8.8)              $(18.3)              $(13.0)              $(31.8)
Change in bank
   indebtedness                $(7.0)               $ 12.0               $ (5.9)              $  9.5               $ 23.5

Financial ratios:
Current assets to
   current liabilities          1.67                  1.80                 1.67                  n/a                  n/a
Debt to shareholders
   equity                       2.29                  2.25                 2.29                  n/a                  n/a
Debt to market
   capitalization               6.24                  4.41                 6.24                  n/a                  n/a

(1) Q3 and nine months of 2004 represent the results of our Predecessor for the period from July 1, 2004 to July 27, 2004 and from January 1, 2004 to July 27, 2004, respectively, both restated for the sale of the Port Alice pulp mill in May, 2004, added to the Company's results for the period from July 28, 2004 to September 30, 2004.

Cash flow from operations in the third quarter of 2005 of $17.8 million compares to negative cash flow of $15.8 million in the second quarter and is attributable to the decrease in both accounts receivable and inventories. The decrease in inventories is a direct result of the Company's previously announced plan to take down time at its logging and sawmill operations during the summer. The decrease in receivables is primarily attributable to the lower sales recorded in the third quarter compared to the second quarter and the timing of shipments and cash receipts.

Cash flow from operations before the non-cash changes in working capital items was negative $33.3 million in the quarter compared to negative $12.8 million in the second quarter and results from the same factors impacting EBITDA as previously discussed except that the proceeds received on the termination of the saw-log supply agreement is classified as a cash inflow under investing activities instead of from operations. Excluding one-off items incurred during the quarter such as the severance paid for the closure of the Silvertree saw mill and the write-off of fixed costs during the summer down-time at the logging and sawmill operations cash flow from operations before the changes in non-cash working capital would have been approximately negative $20 million.

Capital additions in the third quarter of $7.0 million include additions to property, plant and equipment of $3.7 million compared to $2.9 million in the second quarter. Expenditures on logging roads totalled $6.5 million in the third quarter ($22.5 million for the nine months) of which $3.3 million relating to intermediate and mainline logging roads was capitalised in the quarter ($11.2 million for the year to date) with the balance of $3.2 million relating to spur roads expensed in accordance with the Company's accounting policy. The decrease in total road cost during the quarter compared to the second quarter total of $11.4 million was due to the scheduled down time. Capital additions in the quarter are $6.0 million lower than the proforma amount in the comparative period of 2004 primarily due to the change in accounting policy to expense spur roads (they would have been capitalised for one third of the comparative period) and due to the impact of the scheduled down time on road construction in 2005.

As previously discussed, the Company realised proceeds of $15 million on the termination of its saw-log supply agreement with TimberWest and deposited the proceeds in the Working Capital Reserve. For the nine months ended September 30, 2005 the Company has received $51.2 million in cash proceeds from surplus asset sales and the Bill 28 take back settlement of which $45.6 million has been deposited in the Working Capital Reserve account as required under the terms of the Secured Bond indenture. At September 30, 2005 the total funds held in the Working Capital Reserve and available to the Company for operational purposes amounted to $48.5 million.

At September 30, 2005 the Company had a cash balance of $3.9 million, the working capital reserve of $48.5 million and available credit of $18.9 million under its credit facility to meet its operational requirements. The amount of the credit facility available to the Company at September 30, 2005 was $10.0 million higher than would normally result from the availability calculation due to a temporary reduction in the reserve base used in those calculations. The temporary reduction ended on October 8, 2005. As a result of the Cascadia transaction, the lender under our credit facility has agreed to adjust the availability calculation to increase our availability under the credit facility by $10 million through to the closing of the transaction, expected in the first quarter of 2006. Due to the highly cyclical nature of our business we believe we need available liquidity of approximately $50 million to enable us to have sufficient reserve for market downturns.

WESTERN FOREST PRODUCTS INC.            9              2005 THIRD QUARTER REPORT


SELECTED QUARTERLY INFORMATION

To assist shareholders and other readers understand our business, we have included as Appendix A to the MD&A a table of the financial results and operating data for the Company and its Predecessor for the last eight quarters. Note that in the case of the Predecessor the amounts shown do not extend beyond the operating earnings (loss) line as a comparison of items below that line is not meaningful as a result of the Predecessors different capital structure.

In a normal operating year, there is some seasonality to the Company's operations with higher activity in the second and third quarters as construction activity, particularly in the US tends to be higher. Logging activity may also vary depending on weather conditions due to snow and ice in the winter and the threat of forest fires in the summer.

RISKS AND UNCERTAINTIES

Our business is subject to a number of risks and uncertainties which are described in this quarterly report, our 2004 Annual Report, Annual Information Form and our Form 20-F/A filed with the US Securities and Exchange Commission. A key risk and uncertainty that we have been facing is our cash flow and liquidity position. As a result of the continuing softwood lumber dispute, current market conditions and our current capital and operating cost structure, we have not generated sufficient cash flows from operations to meet our debt service obligations and to fund the capital requirements and structural changes of our business.

As at September 30, 2005, we had approximately $319.4 million of indebtedness outstanding comprising our Secured Bonds and Working Capital Facility. Our ability to pay our debt obligations depends on our current and future performance. To a significant extent, our performance will be subject to general economic, financial, competitive, legislative, regulatory and other factors, including lumber and pulp prices, all of which are beyond our control.

We have taken certain steps to improve our liquidity in the short-term, including taking down-time at our logging and sawmill operations during the summer of 2005, deferral of the payment of 50% of the interest due on June 30, 2005 on our Secured Bonds, and the opportune termination of our saw log supply contract with TimberWest.

With respect to the longer-term, the acquisition of Cascadia and related equity and debt financing as well as the combined Company's secured revolving credit facilities in the total amount of $200.0 million should improve the Company's liquidity and balance sheet structure. We believe, given time, the acquisition should significantly strengthen the Company's ability to reduce costs and increase cash flow. The acquisition is expected to close in the first quarter of 2006, subject to the receipt of regulatory approvals.

Although we believe the steps we have taken to date to ensure short-term liquidity should sustain our current operations until the closing of the Cascadia acquisition and related financing transactions in 2006, there can be no assurance that we will be successful in our efforts to implement our plan. Further, it is anticipated that it may take up to 48 months to achieve the estimated $65 million of pre tax annual synergies arising from the acquisition of Cascadia. No assurance can be given that our business will generate sufficient cash flow from operations to pay our ongoing debt obligations or fund our other liquidity needs during this period.

For a full discussion of the risks and uncertainties which affect our business please see our 2004 Annual Report, Annual Information Form and Form 20-F/A which are available on Sedar at www.sedar.com. Any of the risks and uncertainties described in this quarterly report and in the above noted documents could have a material adverse affect on our operations and financial conditions and cash flow and should be carefully considered in evaluating our business.

MEASUREMENT UNCERTAINTY

The Company reviews the carrying values of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable through future operations. During the third quarter, as a result of continued losses by the Company, the potential impact of its restructuring activities and the potential impact on operations of a weaker U.S. dollar and reduced lumber and pulp prices in the market, the Company commenced an impairment review of all of its long-lived assets.

The impairment review is being performed by determining whether projected undiscounted future cash flows from operations exceed the net carrying amount of the assets. Key assumptions in performing this review include lumber

WESTERN FOREST PRODUCTS INC.           10              2005 THIRD QUARTER REPORT


prices, pulp prices and the U.S. dollar exchange rate. Other significant assumptions include the useful life of the assets (for example, curtailment decisions) and the effect of the ongoing softwood lumber dispute with the U.S. In determining the appropriate assumptions we have analyzed external data, including RISI, and sought advice from our advisors.

Although we have not completed our analysis, by performing certain sensitivity tests on a range of pricing and exchange rate assumptions, we have determined that the Squamish pulp mill operations are particularly sensitive to the key assumptions. If our final analysis indicates an impairment of this asset, then it will be necessary to write it down to its fair value. As discussed further under "Outlook", we are considering a number of strategic options for the pulp mill including its continued operation, sale or closure. In determining the appropriate fair value of the pulp mill using discounted future cash flows we will need to consider these strategic options. The pulp mill has a carrying value of $38.1 million at September 30, 2005.

As previously noted, we closed our Silvertree sawmill in October and recorded an impairment charge of $8.5 million in the second quarter. On the basis of the preliminary findings of the impairment review of the Solid Wood segment, we do not consider that any further write down of these assets is necessary at September 30, 2005.

Given the inherent imprecision of such impairment testing and the sensitivity of results to the key assumptions used, it is possible that changes in future conditions may lead management to use different assumptions in the future which could require a material change in the carrying values of its long-lived assets.

OUTLOOK AND STRATEGY

The agreement to acquire Cascadia represents a significant milestone in the Company's long-term strategy to be a key participant in the consolidation of the British Columbia coastal forest industry. Through this transaction, Western will acquire:

     - 3.6 million cubic meters of associated annual Crown harvest rights located in coastal British Columbia.

     - Four sawmills and four remanufacturing facilities on Vancouver Island and the lower Mainland with total production capacity of approximately 600 million board feet of lumber, as well as the leased Island Phoenix division sawmill on Vancouver Island

     - A custom-cut business, contract sawing high value lumber products to order for customers in Asia; and

     - A global marketing and sales organization, including offices in Canada, Japan, Australia and China with agency relationships worldwide.

The combined Western and Cascadia operations will have over 1.5 billion board feet of annual lumber capacity and 6.8 million cubic meters of annual allowable cut from Crown-owned tenures on Vancouver Island, the mainland coast and the Queen Charlotte Islands. By combining resources and leveraging best practices from both companies, Western expects to capture annual pre-tax synergies of approximately C$65 million through marketing programs and operating efficiencies, which are anticipated to be realized within about 48 months of the completion of the transaction.

Since emergence from CCAA, we have been reviewing our assets to determine whether they remain core to our business. On the basis of this review we have determined that the Company's core business activities revolve around the solid wood business and include logging from Crown timberlands and manufacturing of lumber for sale in Canada, the U.S. and Asian markets. We have been considering strategic options with respect to the non-core assets including the Squamish pulp operation and private timberlands. We have engaged legal and financial advisors to assist in this process.

The Company and its advisors have been in advanced discussions with third parties on potential transactions that involve the Squamish pulp mill operation. To date, the Company has not entered into a definitive agreement with any third party and will only do so if economic terms and values are satisfactory to the Company. At this time, there is no certainty that the Company's process will result in a transaction that will impact the Squamish pulp mill. For accounting purposes, the Company is in the process of reviewing its assets for impairment and will be completing this process in the fourth quarter. There can be no certainty that this review, or any transaction if completed, would not result in a write-down or loss on sale of the pulp mill operations.

WESTERN FOREST PRODUCTS INC.           11              2005 THIRD QUARTER REPORT


The Company has been in discussions with the Minister of Forests of B.C. on the removal of the Company's private timberlands from its TFLs. To the extent the Company is successful in these discussions we will consider the sale of some or all of the private timberlands if economic terms and values are satisfactory to the Company. Proceeds from the sale of the private timberlands would be applied to reduce the Company's debt burden pursuant to terms and conditions under the proposed bridge term facility announced November 10, 2005.

Lumber prices in the North American markets have been weakening in the last month with key commodity items falling by US$20-$25 per thousand board feet. Kiln dried lumber, an increasing focus for us, has maintained a US$10-$15 per thousand board feet premium to green lumber. Western Red Cedar activity is relatively buoyant although most of the activity is targeted at the first quarter of 2006. Sales to the Japanese market have been relatively firm although prices are coming under pressure with the drop in the value of the Yen. We are expecting to see the usual seasonal slow down in sales with a pick up early in the New Year.

NBSK Pulp prices are currently showing slight upward movement. We remain cautious with respect to the short-term outlook and do not forecast significant changes at this time.

OUTSTANDING SHARE DATA

As of November 14, 2005, 25,631,795 of our Common Shares are issued and outstanding. In addition, we have issued 569,373 Tranche 1 Class C Warrants, 854,146 Tranche 2 Class C Warrants, and 1,423,743 Tranche 3 Class C Warrants (collectively, the "Class C Warrants"). We have reserved up to 2,847,262 Common Shares for issuance upon the exercise of the Class C Warrants. We have also reserved 2,500,000 Common Shares for issuance upon the exercise of options granted under our incentive stock option plan. As of November 14, 2005 we have granted 399,590 options under our incentive stock option plan.

OTHER MATTERS

Other than as described in this quarterly report, there has been no change to the information provided in our MD&A for the period from July 28, 2004 to December 31, 2004, dated March 24, 2005 ("2004 Annual MD&A") in respect of the following items: Contractual Obligations (other than ordinary course), Financial Instruments, Off-balance Sheet Arrangements, Transactions with Related Parties, Critical Accounting Estimates, Changes in Accounting Policy and Risks and Uncertainties. Please see our 2004 Annual MD&A for information on these items.

Additional information about the Company, including our Annual Information Form is available at <www.sedar.com> under the Company name, Western Forest Products Inc. Information about the operation of our business by our Predecessor prior to the implementation of the Plan, including our Predecessor's last Form 20-F, is available at <www.sedar.com> under the Predecessor's name, Doman Industries Limited.

                       On behalf of the Board of Directors



John MacIntyre                          Reynold Hert
Chairman                                President and Chief Executive Officer

Duncan, BC
November 14, 2005

Note:

We have prepared the financial information contained in this discussion and analysis in accordance with Canadian generally accepted accounting principles ("GAAP"). Reference is also made to EBITDA. EBITDA is defined as operating earnings (loss) plus amortization of property, plant and equipment and the write-down of property, plant and equipment. We use EBITDA as a benchmark measurement of our own operating results, and as a benchmark relative to its competitors. We consider EBITDA to be a meaningful supplement to operating income as a performance measure primarily because amortization expense and property write-downs are not actual cash costs, and varies widely from company to company in a manner that we consider largely independent of the underlying cost efficiency of their operating facilities. In addition, we believe EBITDA is commonly used by securities analysts, investors and other interested parties to evaluate our financial performance.

WESTERN FOREST PRODUCTS INC.           12              2005 THIRD QUARTER REPORT


EBITDA does not represent cash generated from operations as defined by Canadian GAAP and it is not necessarily indicative of cash available to fund cash needs. Furthermore, EBITDA does not reflect the impact of a number of items that affect our net income (loss). EBITDA is not a measure of financial performance under GAAP, and should not be considered as an alternative to measures of performance under GAAP. Moreover, because all companies do not calculate EBITDA in the same manner, EBITDA as calculated by us may differ from EBITDA as calculated by other companies.

THE FOREGOING CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THOSE STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS DOCUMENT AND INCLUDE STATEMENTS REGARDING OUR INTENT, BELIEF OR CURRENT EXPECTATIONS PRIMARILY WITH RESPECT TO MARKET AND GENERAL ECONOMIC CONDITIONS, FUTURE COSTS, EXPENDITURES, AVAILABLE HARVEST LEVELS AND OUR FUTURE OPERATING PERFORMANCE. SUCH STATEMENTS MAY BE INDICATED BY WORDS SUCH AS "ESTIMATE", "EXPECT", "ANTICIPATES", "PLAN", "INTEND", "BELIEVE", "WILL", "SHOULD", "MAY" AND SIMILAR WORDS AND PHRASES. READERS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND MAY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER FROM THOSE EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN CURRENCY EXCHANGE RATES, CHANGES IN GOVERNMENT REGULATION, FLUCTUATIONS IN DEMAND AND SUPPLY FOR OUR PRODUCTS, INDUSTRY PRODUCTION LEVELS, OUR ABILITY TO EXECUTE OUR BUSINESS PLAN AND MISJUDGMENTS IN THE COURSE OF PREPARING FORWARD-LOOKING STATEMENTS. THE INFORMATION CONTAINED UNDER THE "RISK FACTORS" SECTION IN OUR ANNUAL INFORMATION FORM AND UNDER THE "RISK FACTORS" SECTION OF OUR FORM 20-F/A IDENTIFIES IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES. ALL WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO US OR PERSONS ACTING ON OUR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE FOREGOING CAUTIONARY STATEMENTS.

WESTERN FOREST PRODUCTS INC.           13              2005 THIRD QUARTER REPORT


MANAGEMENT'S DISCUSSION AND ANALYSIS - APPENDIX A

SUMMARY OF SELECTED RESULTS FOR THE LAST EIGHT QUARTERS
SELECTED FINANCIAL INFORMATION
(millions of Canadian dollars except per unit sales prices)

                                                                                    QUARTER
                                             ------------------------------------------------------------------------------------
                                                        2005                    2004                     2004               2003
                                             -------------------------  -------------------  ---------------------------  -------
                                               3rd      2nd      1st      4th       3rd         3rd       2nd      1st      4th
                                             -------  -------  -------  -------  ----------  ---------  -------  -------  -------
                                                                                  (July 28   (July 1 -
                                                                                 - Sept 30)   July 27)
                                                                        ---------------------------------------------------------
                                                                                    Predecessor (restated for sale of
                                                      Company                       Port Alice pulp mill in May, 2004)
                                             -------------------------  ---------------------------------------------------------
AVERAGE EXCHANGE RATE - CDN $ TO PURCHASE
   ONE U.S. $                                $1.2122  $1.2411  $1.2259  $1.2219   $1.3227     $1.3338   $1.3489  $1.3190  $1.3226
NET SALES
   Lumber                                    $  88.2  $ 107.5  $  97.3  $  87.8   $  85.5     $  21.4   $ 116.4  $ 101.1  $  81.3
   Logs                                         22.2     26.0     18.2     27.7      31.8        13.5      53.4     14.1     25.9
   By-Products                                   5.9      7.0      7.1      5.7       5.2         2.9       6.5      5.3      6.2
                                             -------  -------  -------  -------   -------     -------   -------  -------  -------
   Solid wood segment                          116.3    140.5    122.6    121.2     122.5        37.8     176.4    120.5    113.4
   Pulp segment                                 40.4     45.9     40.1     44.6      35.8         6.4      52.2     42.4     43.4
                                             -------  -------  -------  -------   -------     -------   -------  -------  -------
                                             $ 156.7  $ 186.4  $ 162.7  $ 165.8   $ 158.3     $  44.2   $ 228.5  $ 163.0  $ 156.8
                                             =======  =======  =======  =======   =======     =======   =======  =======  =======
LUMBER
   Lumber production - millions of
      board feet                                 150      186      185      158       132          59       175      155      165
   Lumber sales- millions of board feet          165      176      162      158       135          30       171      175      156
LOGGING
   Log production - thousands of
      cubic metres                               465    1,148      498      894       681         422     1,158      769      709
   Log purchases - thousands of
      cubic metres                               147      192      200      257       254          99       421      318      227
   Log sales- thousands of cubic metres          172      213      166      236       291         120       449      100      176
   Internal Log consumption - thousands
      of cubic metres                            719      844      875      768       605         261       936      809      907
NBSK PULP
   Pulp production- thousands of tonnes           69       72       67       73        46          11        72       64       62
   Pulp sales- thousands of tonnes                71       73       62       75        51           9        66       61       67
SALES PRICES
   Lumber - per thousand board feet          $   535  $   612  $   599  $   557   $   633     $   712   $   681  $   577  $   521
   Logs - per cubic metre                    $   129  $   122  $   110  $   117   $   109     $   113   $   119  $   141  $   147
   Pulp - per tonne                          $   573  $   624  $   651  $   601   $   694     $   734   $   797  $   697  $   648
EBITDA
   Solid wood segment                        $  (2.2) $   2.2  $  11.0  $ (10.3)  $  19.7     $  10.9   $  37.0  $  17.7  $  (1.1)
   Pulp segment                                 (4.2)    (0.7)     1.9     (1.8)      0.5       (10.7)     12.2      0.1     (2.2)
   General corporate                            (3.4)    (3.8)    (4.2)    (3.7)     (2.4)       (0.7)     (2.1)    (2.1)    (2.6)
                                             -------  -------  -------  -------   -------     -------   -------  -------  -------
                                             $  (9.8) $  (2.3) $   8.7  $ (15.8)  $  17.8     $  (0.5)  $  47.1  $  15.7  $  (5.9)
                                             =======  =======  =======  =======   =======     =======   =======  =======  =======

NET EARNINGS (LOSS)                          $ (12.5) $ (37.2) $  (5.3) $ (19.6)  $  14.1
NET EARNINGS LOSS PER SHARE - BASIC AND
   DILUTED                                   $ (0.49) $ (1.45) $ (0.21) $ (0.76)  $  0.55

RECONCILIATION OF EBITDA TO NET  EARNINGS
   (LOSS)

EBITDA                                       $  (9.8) $  (2.3) $   8.7  $ (15.8)  $  17.8     $  (0.5)  $  47.1  $  15.7  $  (5.9)
   Amortization of property, plant and
      equipment                                 (5.1)   (10.3)    (6.2)    (8.7)     (5.5)       (4.4)    (17.1)   (11.5)   (12.2)
   Restructuring and other items                         (8.5)      --       --        --          --                        (1.1)
   Interest expense                            (11.5)   (12.0)   (11.8)   (11.2)     (8.6)       (8.7)    (31.5)   (28.9)   (22.2)
   Foreign exchange gain (loss) on
      translation of long-term debt             13.3     (3.3)    (1.6)    12.6      14.8         0.6     (16.1)   (11.0)    34.1
   Other income / expense                        0.8     (0.4)     5.8       --      (0.1)       (5.5)     (0.4)     0.1      0.7
   Financial restructuring costs                                             --        --        (3.1)     (5.0)    (3.3)    (2.5)
   Income taxes                                 (0.2)    (0.3)    (0.3)     3.5      (4.3)        0.7      (0.4)    (0.3)    (0.4)
   Net loss from discontinued operations                   --       --       --        --        (1.6)     (5.7)    (5.1)    (5.0)
   Provision for preferred dividends                       --       --       --        --        (0.4)     (1.2)    (1.2)    (1.2)
                                             -------  -------  -------  -------   -------     -------   -------  -------  -------
NET EARNINGS (LOSS) ATTRIBUTABLE TO
   COMMON SHARES                             $ (12.5) $ (37.2) $  (5.3) $ (19.6)  $  14.1     $ (22.9)  $ (30.3) $ (45.6) $ (15.7)
                                             =======  =======  =======  =======   =======     =======   =======  =======  =======

WESTERN FOREST PRODUCTS INC.           14              2005 THIRD QUARTER REPORT


CONSOLIDATED BALANCE SHEETS
(Expressed in millions of Canadian dollars)

                                         September 30, 2005   December 31, 2004
                                         ------------------   -----------------
                                             (Unaudited)          (Audited)
ASSETS
Current assets
   Cash                                         $  3.9              $  5.0
   Accounts receivable                            56.9                78.0
   Inventory                                     150.3               176.7
   Restricted cash (note 5)                       48.5                  --
   Prepaid expenses                                8.7                 5.2
                                                ------              ------
                                                 268.3               264.9
Restricted assets (note 5)                          --                24.4
Investments                                        7.2                 7.1
Property, plant and equipment                    366.8               395.6
Other assets                                       1.0                 1.4
                                                ------              ------
                                                $643.3              $693.4
                                                ======              ======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Bank indebtedness (note 4)                   $ 72.2              $ 78.1
   Accounts payable and accrued
      liabilities                                 88.3                72.2
                                                ------              ------
                                                 160.5               150.3
Long-term debt (note 5)                          247.2               253.5
Future income taxes                               10.5                10.5
Other liabilities                                 30.1                29.4
                                                ------              ------
                                                 448.3               443.7
Shareholders' equity
   Common Shares                                 255.2               255.2
   Contributed surplus                             0.3                  --
   Deficit                                       (60.5)               (5.5)
                                                ------              ------
                                                 195.6               249.7
                                                ------              ------
                                                $643.3              $693.4
                                                ======              ======

Commitments and Contingencies (note 6)

See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

"Reynold Hert" Director

"John MacIntyre" Director

WESTERN FOREST PRODUCTS INC.           15              2005 THIRD QUARTER REPORT


CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Expressed in millions of Canadian dollars, except for share and per share amounts)

                                                    July 1, to     July 28, to                   January 1, to
                                                   September 30   September 30     July 1, to     September 30   January 1, to
                                                       2005           2004       July 27, 2004        2005        July 27 2004
                                                   ------------   ------------   -------------   -------------   -------------
                                                     Company         Company      Predecessor       Company       Predecessor
                                                                                   (Restated)                      (Restated)
Sales                                                $ 156.7        $ 158.3         $  44.2         $ 505.8         $ 435.8
Cost and expenses
   Cost of goods sold                                  143.0          112.8            39.0           421.0           306.6
   Anti-dumping and countervailing duties                8.3           11.9             1.9            30.4            24.0
   Freight expenses                                     15.7           11.9             2.2            46.6            30.4
   Amortization of property, plant and equipment         5.1            5.5             4.4            21.6            33.0
   Restructuring and other items (note 10)              (5.9)            --              --             2.6              --
   Selling and administration                            5.4            3.9             1.6            17.1            12.5
                                                     -------        -------         -------         -------         -------
                                                       171.6          146.0            49.1           539.3           406.5
                                                     -------        -------         -------         -------         -------
Operating earnings (loss)                              (14.9)          12.3            (4.9)          (33.5)           29.3
Interest expense                                       (11.5)          (8.7)           (9.0)          (35.3)          (71.4)
Foreign exchange gain (loss) on translation of
   long-term debt                                       13.3           14.9             0.9             8.4           (24.2)
Other income / expense                                   0.8           (0.1)           (5.5)            6.1            (5.9)
Financial restructuring costs                             --             --            (3.1)             --           (11.4)
                                                     -------        -------         -------         -------         -------
Earnings (loss) before income taxes                    (12.3)          18.4           (21.6)          (54.3)          (83.6)
Income taxes                                            (0.2)          (4.3)            0.7            (0.7)             --
                                                     -------        -------         -------         -------         -------
Net earnings (loss) from continuing operations         (12.5)          14.1           (20.9)          (55.0)          (83.6)
Net loss from discontinued operations                     --             --            (1.6)             --           (12.4)
                                                     -------        -------         -------         -------         -------
Net earnings (loss)                                    (12.5)          14.1           (22.5)          (55.0)          (96.0)
Provision for dividends on preferred shares               --             --            (0.4)             --            (2.8)
                                                     -------        -------         -------         -------         -------
Net earnings (loss) attributable to common and
   non-voting shares                                 $ (12.5)       $  14.1         $ (22.9)        $ (55.0)        $ (98.8)
                                                     =======        =======         =======         =======         =======

Loss per share:
   Basic                                             $ (0.49)       $  0.55         $ (0.54)        $ (2.15)        $ (2.33)
   Diluted                                           $ (0.49)       $  0.55         $ (0.54)        $ (2.15)        $ (2.33)
Weighted average number of common and non-voting      25,636         25,636          42,481          25,636          42,481
   shares outstanding (thousands of shares)

See accompanying notes to the consolidated financial statements

WESTERN FOREST PRODUCTS INC.           16              2005 THIRD QUARTER REPORT


CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in millions of Canadian dollars)

                                                    July 1, to     July 28, to                  January 1, to
                                                   September 30   September 30    July 1, to     September 30   January 1, to
                                                       2005           2004       July 27 2004        2005        July 27 2004
                                                   ------------   ------------   ------------   -------------   -------------
                                                      Company        Company      Predecessor      Company       Predecessor
                                                                                  (Restated)                      (Restated)
Cash provided by (used in):
Operations:
Net loss from continuing operations                   $(12.5)        $ 14.1         $(20.9)        $(55.0)         $(83.6)

Items not involving cash:
Amortization of property, plant and equipment            5.1            5.5            4.4           21.6            33.0
Future income taxes                                       --            3.9             --             --              --
Amortization and write-down of deferred charges          0.1            0.1            0.3            0.2             2.3
Write-down of property, plant and equipment               --             --             --            8.5              --
Foreign currency translation (gain)loss                (13.3)         (14.9)           0.9           (8.4)           24.2
Accretion of debt discount                               0.6             --             --            2.0              --
(Gain) loss on property, plant and equipment
   disposals                                           (13.1)            --            0.8          (12.8)            0.4
Other                                                   (0.2)           0.2            4.7            1.0            (0.2)
                                                      ------         ------         ------         ------          ------
                                                       (33.3)           8.9          (11.6)         (42.9)          (23.9)
                                                      ------         ------         ------         ------          ------
Changes in non-cash working capital items:
Accounts receivable                                     20.3          (15.5)          26.9           21.0           (14.2)
Inventory                                               30.1           (1.4)         (22.3)          26.4           (51.7)
Prepaid expenses                                        (1.7)           0.3            0.1           (3.5)           (4.0)
Accounts payable and accrued liabilities                 2.4            1.4           48.1           16.2            94.1
Accounts payable and accrued liabilities subject
   to compromise                                          --             --          (41.2)            --              --
                                                      ------         ------         ------         ------          ------
                                                        51.1          (15.2)          11.6           60.1            24.2
                                                      ------         ------         ------         ------          ------
Cash provided (used) by continuing operations           17.8           (6.3)           0.0           17.2             0.3
Cash used by discontinued operations                                     --            1.4             --            (2.3)
                                                      ------         ------         ------         ------          ------
                                                        17.8           (6.3)           1.4           17.2            (2.0)
                                                      ------         ------         ------         ------          ------
Investments:
Additions to property, plant and equipment              (3.7)          (3.9)          (1.4)          (7.1)           (3.5)
Additions to capitalized roads                          (3.3)          (3.3)          (4.4)         (11.2)          (21.1)
Disposals of property, plant and equipment              15.3             --             --           29.7             1.1
Restricted cash                                        (15.4)            --             --          (45.6)             --
Bill 28 take back proceeds and infrastructure             --             --             --           21.5              --
   advance (note 6(a))
Other                                                    0.1             --           (2.2)           0.3             1.2
                                                      ------         ------         ------         ------          ------
                                                        (7.0)          (7.2)          (8.0)         (12.4)          (22.3)
                                                      ------         ------         ------         ------          ------
Financing:
Bank indebtedness                                       (7.0)           4.2            5.3           (5.9)           19.3
                                                      ------         ------         ------         ------          ------
                                                        (7.0)           4.2            5.3           (5.9)           19.3
                                                      ------         ------         ------         ------          ------
Increase (decrease) in cash                              3.8           (9.3)          (1.3)          (1.1)           (5.0)
Cash, beginning of period                                0.1           12.7           17.9            5.0            21.6
                                                      ------         ------         ------         ------          ------
Cash, end of period                                   $  3.9         $  3.4         $ 16.6         $  3.9          $ 16.6
                                                      ======         ======         ======         ======          ======

See accompanying notes to the consolidated financial statements

WESTERN FOREST PRODUCTS INC.           17              2005 THIRD QUARTER REPORT


NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Tabular amounts expressed in millions of Canadian dollars)

1.   BASIS OF PRESENTATION

     Western Forest Products Inc.'s (the "Company") business is the harvesting of timber and the manufacturing and sale of lumber and pulp for worldwide markets.

     The Company acquired all of its operating assets from Doman Industries Limited and certain of it subsidiaries ("Doman" or the "Predecessor") on July 27, 2004. For a full discussion of the Company's acquisition of Doman's assets and Doman's reorganization, please see the Company's annual information form filed on Sedar at www.sedar.com.

     The Predecessor's financial information has been presented to provide additional information for the reader. In reviewing the Predecessor's financial information, readers are reminded that they do not reflect the effects of the financial reorganization or the application of its accounting described in the Company's 2004 annual report. Certain amounts presented in the Predecessor's financial information have been reclassified to conform with the presentation adopted by the Company and have also been restated to reflect the classification of the Port Alice pulp mill as discontinued operations.

2.   SIGNIFICANT ACCOUNTING POLICIES

     These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and, accordingly, should be read in conjunction with the Company's most recent audited annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application used in the Company's consolidated financial statements as at December 31, 2004 and for the period from July 28, 2004 to December 31, 2004.

3.   ADOPTION OF NEW ACCOUNTING POLICY

     The new Canadian Institute of Chartered Accountants Accounting Guideline 15 "Consolidation of Variable Interest Entities" is effective for fiscal years commencing after November 1, 2004. The Guideline provides criteria for identifying Variable Interest Entities and their consolidation. The Company has determined that the Guideline does not materially impact the Company's Interim Consolidated Financial Statements.

4.   CREDIT FACILITY

     On July 27, 2004 the Company established a three-year revolving credit facility, secured by receivables and inventory, which bears an interest rate of prime plus 0.75%. The size of this asset backed facility is determined by the level of outstanding receivables and inventory, but cannot exceed $100.0 million.

     At September 30, 2005, of the $94.9 million of the facility that was available to the Company, $72.2 million had been drawn down and $3.8 million was used to support standby letters of credit leaving a balance of $18.9 million available for future use. The amount of the facility available to the Company at September 30, 2005 was $10 million higher than would normally result from the availability calculation due to a temporary reduction in the reserve base used in those calculations. The temporary reduction ended on October 8, 2005.

5.   LONG-TERM DEBT

     On July 27, 2004 the Company issued US$221.0 million of 15% Secured Bonds due in 2009 for proceeds of US$210.0 million. Interest is payable semi-annually in arrears on December 31 and June 30 of each year commencing December 31, 2004. The Company has the right to defer payment of up to one-half of the interest payable on any interest payable date for up to five years but not beyond the maturity date of the Secured Bonds. The Secured Bonds are secured by a first priority charge over all of the fixed assets of the Company including timber tenures, sawmills and the value-added lumber remanufacturing plant. The security ranks subordinate to the security provided under the working capital facility (see note 4). The Secured Bonds are redeemable at the option of the Company at any time after July 27, 2005 at their principal amount plus (i) a premium (which decreases annually to their 2009 maturity date resulting in a redemption price of:
     2005 - 107.50%; 2006 - 105.50%; 2007 - 103.50%; 2008 - 101.50%) and (ii)
     any accrued and unpaid interest.

WESTERN FOREST PRODUCTS INC.           18              2005 THIRD QUARTER REPORT


     The indenture governing the Secured Bonds contains certain restrictions regarding, among other things, the ability of the Company to incur additional indebtedness (with certain exceptions) and limitations on the payment of dividends and other restricted payments. Subject to ensuring adequate liquidity, proceeds from asset sales, a softwood lumber duty settlement and capital market transactions are generally to be used to redeem Secured Bonds. On March 24, the Company established a working capital reserve account as defined in the Bond Indenture with a permissible ceiling of up to $50.0 million. Proceeds from asset sales will be credited to the reserve account and be available for operational requirements, if needed. At September 30, 2005, the balance in the working capital reserve account was $48.5 million and is included in current assets as restricted cash.

     The Company chose to defer payment of 50% of the interest due on June 30, 2005 as it is entitled to do as discussed above. The Company has not yet determined when it will pay this interest to the bondholders. The interest deferred of US$8.3 million accrues interest at 15% and is included in accounts payable and accrued liabilities.

6.   COMMITMENTS AND CONTINGENCIES

     (a)  THE FORESTRY REVITALIZATION PLAN

     Retroactive to March 31, 2003, the Government of British Columbia (the "Crown" or "Provincial Government") as part of the Forestry Revitalization Plan (the "FR Plan"), reduced the Crown land portion of the allowable annual cut ("AAC") from major tenure holders by 20%, less an exemption for the first 200,000 cubic metres, in exchange for compensation payable by the Crown. In January 2005, pursuant to terms of the settlement framework agreement negotiated in late 2004, the Company received $16.5 million in compensation for the loss of 685,216 cubic metres of AAC and 827 hectares of timber licences. Under this agreement, the Company also received an advance payment of $5.0 million towards compensation for improvements the Company made to Crown land in the take-back areas ($4.0 million was recorded as a reduction in capitalized roads and $1.0 million has been recorded in accounts payable for future site obligations). The amounts were included as receivables in restricted assets as of December 31, 2004 and these proceeds resulted in no gain or loss due to the fair value allocations as at July 28, 2004.

     Negotiations in 2005 will finalize take-back areas, complete the compensation payments for improvements and determine if there will be cost recovery for costs already incurred for planning and inventories. Included in other income for the nine months is $4.6 million for reimbursements agreed to date with the BC Government for project engineering and other costs incurred by our Predecessor with respect to certain timber cutting rights taken back by the BC Government. The final comprehensive settlement agreement is expected to be reached in 2005.

     (b)  SOFTWOOD LUMBER DUTIES

     The Company has recorded countervailing and antidumping duties assessed on Canadian softwood lumber exports to the United States totalling $8.3 million for the third quarter of 2005. Cumulative duties from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the US, until September 30, 2005, total US$98.5 million.

     On April 26, 2005 we were notified by the US Department of Commerce ("USDOC") that we were not entitled to use the reduced "all others rate" for anti-dumping duty deposits of 3.78% unless we filed a changed circumstances review request with the USDOC to confirm that we are the successor in interest to our Predecessor. We subsequently filed an application for an expedited changed circumstances review and received a positive ruling from the US Department of Commerce confirming we are entitled to use the "all others rate" of 3.78% effective from August 19, 2005. For the period from April 26, 2005 to August 19, 2005 we posted anti-dumping deposits at the higher rate of 11.54%.

     The Company and other Canadian forest product companies, the Federal Government and Canadian Provincial Governments ("Canadian Interests") categorically deny the US allegations and strongly disagree with the final countervailing and antidumping determinations made. Canadian Interests continue to aggressively defend the Canadian industry in this U.S. trade dispute and have appealed the US decisions to NAFTA panels and the WTO.

     A NAFTA Panel has ruled that the US authorities have not been able to provide the NAFTA Panel with substantive evidence to support their ruling of "threat of injury". The NAFTA Panel requested that they reverse their ruling on "threat of injury" with which they reluctantly complied. US interests appealed this ruling to an Extraordinary Challenge Committee ("ECC") Panel. On August 10, 2005 the ECC Panel upheld this finding by

WESTERN FOREST PRODUCTS INC.           19              2005 THIRD QUARTER REPORT


     NAFTA Panel. However, the US authorities have not complied with this ruling and US industry and trade groups have indicated that they may even challenge the constitutional validity of NAFTA in US courts.

     On June 1, 2005, the USDOC issued preliminary results for the second administrative review period from May 1, 2003 to April 30, 2004 in the anti-dumping case and April 1, 2003 to March 31, 2004 in the countervailing duty case. The review process resulted in preliminary anti-dumping rates ranging from 0.51% to 5.62% for the eight selected companies reviewed and a review specific average of 2.44% (currently 3.78%) for all of the other companies that had requested a company-specific review. The review process also resulted in a preliminary countervailing rate of 8.18% (currently 16.37%) for all imports of softwood lumber from Canada excluding companies and certain products from the Maritime Provinces. These rates are preliminary, subject to review and comments, with expected final rates to be published in December of 2005 (unless the review is extended). The final rates will also be subject to appeals as discussed below.

     The final amount of countervailing and anti-dumping duties that may be assessed on the Company's Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and anti-dumping duties will not be determined until each annual administrative review process is complete, including appeals. A fuller discussion of the softwood lumber duty issue can be found in our 2004 Annual Report, 2004 Annual Information Form and Form 20-F/A.

     (c)  LITIGATION AND CLAIMS

     In the normal course of its business activities, the Company may be subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either provision has been made or for which no material liability is expected.

     A lumber broker for our Predecessor, commenced an action in New York in 2001 alleging that our Predecessor was in breach of U.S. anti-trust legislation. The court dismissed the lumber brokers complaint, however, they are appealing the decision. We believe the claim is without merit and will vigorously defend it.

7.   SEGMENTED INFORMATION

     The Company is an integrated Canadian forest products company operating in two industry segments. The Solid Wood Segment comprises the Company's timber harvesting, reforestation, sawmilling, value-added lumber remanufacturing and lumber marketing operations. The Pulp Segment comprises the Company's NBSK pulp manufacturing and sales operations. Sales to other segment are accounted for at prices which approximate market value.

                                                   Quarter ended September 30, 2005
                                                -------------------------------------
                                                Solid wood   Pulp   Corporate   Total
                                                ----------   ----   ---------   -----
Sales to external customers                       $116.4     40.3       --      156.7
Sales to other segment                            $  6.2       --       --        6.2
Operating Loss                                    $ (6.6)    (4.8)    (3.5)     (14.9)
Amortization of property, plant and equipment     $ (4.5)    (0.6)      --       (5.1)
Silvertree severance                              $ (7.2)      --       --       (7.2)
Gain on Saw log supply agreement termination      $ 13.1                         13.1
Capital expenditures                              $ (7.0)      --       --       (7.0)

                                                 Nine months ended September 30, 2005
                                                --------------------------------------
                                                Solid wood    Pulp   Corporate   Total
                                                ----------   -----   ---------   -----
Sales to external customers                       $379.5     126.3        --     505.8
Sales to other segment                            $ 21.1        --        --      21.1
Operating Loss                                    $(17.2)     (4.9)    (11.4)    (33.5)
Amortization of property, plant and equipment     $(19.7)     (1.9)       --     (21.6)
Write-down of property, plant and equipment       $ (8.5)       --        --      (8.5)
Silvertree severance                              $ (7.2)                         (7.2)
Gain on Saw log supply agreement termination      $ 13.1        --        --      13.1
Capital expenditures                              $(17.9)     (0.4)       --     (18.3)

WESTERN FOREST PRODUCTS INC.           20              2005 THIRD QUARTER REPORT


8.   PENSION EXPENSE

     The Company has defined benefit pension plans which cover substantially all salaried employees. The plans provide pensions based on length of service and final average earnings. The Company also has health care plans covering certain hourly and retired salaried employees. The Company recorded expense of $0.9 million in the three months ended September 30, 2005 with respect to these defined benefit plans and a further $2.6 million with respect to the contributions to the hourly paid employee union pension plans ($2.7 million and $6.8 million, respectively for the year to date).

9.   FINANCIAL INSTRUMENTS

     The Company has significant exposures to individual customers including one customer which comprised 12% of the Company's sales for the nine months ended September 30, 2005. The accounts receivable balance from the same customer comprised 24% of the Company's outstanding receivables at September 30, 2005 and was insured through the Export Development Corporation as to approximately 87% of the balance outstanding. The Company's general practice is to make sales on a cash basis, without credit terms, or to insure them for 90% of their sales value with the Export Development Corporation. The uninsured portion primarily results from the timing of shipments.

10.  RESTRUCTURING AND OTHER ITEMS

                                                                                                    January 1,
                                        July 1, to     July 28, to    July 1, to   January 1, to        to
                                       September 30   September 30     July 27      September 30     July 27
                                           2005           2004           2004           2005           2004
                                          Company        Company     Predecessor      Company      Predecessor
                                       ------------   ------------   -----------   -------------   -----------
Silvertree severance (a)                  $  7.2           $--           $--          $  7.2           $--
Write-down of property, plant and
   equipment (a)                              --            --            --             8.5            --
Gain on termination of sawlog supply
   agreement (b)                           (13.1)           --            --           (13.1)           --
                                          ------           ---           ---          ------           ---
                                          $ (5.9)          $--           $--          $  2.6           $--
                                          ======           ===           ===          ======           ===

(a) On August 4, 2005 the Company announced the restructuring of its sawmill operations. The Silvertree sawmill was closed at the end of October, and the buildings will be dismantled, the site sold and production transferred to the Duke Point sawmill. Production at the Saltair sawmill has been indefinitely curtailed also effective at the end of October pending determination on future opportunities for profitable production and its current production will be transferred to the Cowichan Bay and Ladysmith sawmills. The Company wrote down the Silvertree sawmill to its estimated recoverable value and took a charge of $8.5 million in the second quarter. The Company has recorded an additional charge in the third quarter of approximately $7.2 million with respect to severance associated with the closure of the Silvertree sawmill. No write-down has been recorded with respect to the Saltair sawmill at this time pending a final decision on its future. The net book value of the Saltair sawmill at September 30, 2005 was $10.0 million.

(b) The Company terminated its saw-log supply arrangement with TimberWest Forest Corp in September and received cash proceeds of $15 million which were deposited into the Working Capital Reserve account. The Company recorded a gain of $13.7 million on the termination.

11.  MEASUREMENT UNCERTAINTY

     The Company reviews the carrying values of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable through future operations. It does this by determining whether projected undiscounted future cash flows from operations exceed the net carrying amount of the assets (Step I test). Impaired assets are recorded at fair value, determined principally by

WESTERN FOREST PRODUCTS INC.           21              2005 THIRD QUARTER REPORT


     using discounted future cash flows expected from their use and eventual disposition (Step II test). Estimates of future cash flows and of fair values require judgment by management and may change over time.

     During the third quarter, as a result of continued losses by the Company, the potential impact of its restructuring activities and the potential impact on operations of a weaker U.S. dollar and reduced lumber and pulp prices in the market, the Company commenced an impairment review of its long-lived assets.

     This Step I test is being carried out on its pulp mill and solid wood facilities (i.e. sawmills and logging operations). Key assumptions in performing this test of recoverability include lumber prices, pulp prices and the U.S. dollar exchange rate. Other significant assumptions include the useful life of the assets (for example, curtailment decisions) and the effect of the ongoing softwood lumber dispute with the U.S. Management is analyzing external data, including RISI, and seeking advice from its advisors in determining appropriate assumptions.

     The Company has not yet finalized its Step I test. However, based on the analysis performed to date and by performing certain sensitivity tests on a range of pricing and exchange rate assumptions, management has determined that the Company's pulp mill operations are particularly sensitive to the key assumptions.

     The pulp mill has a carrying value of $38.1 million at September 30, 2005. If the final results of the Step I test do indicate an impairment of this asset, then it will be necessary to write it down to its fair value. The Company is currently seeking to determine the appropriate fair value of its pulp mill using discounted future cash flows and by considering the impact of a number of strategic options in relation to the future of its pulp operations in the context of its overall restructuring activities. Options being considered include the continued operation, sale or closure of the mill. The assumptions being used to determine the discounted future cash flows of the pulp mill include those used in the Step I test, except that future cash flows are to be discounted at the risk-adjusted weighted average cost of capital.

     As noted in note 10, the Company has closed its Silvertree sawmill and it recorded an impairment charge of $8.5 million in the second quarter. The asset is recorded at its estimated recoverable amount of $12.1 million. Operations at the Saltair sawmill have been curtailed, with no decision yet taken as to its future. The carrying value at September is $10.0 million. On the basis of the preliminary findings of the incomplete Step 1 test on the long-lived assets in the Solid Wood segment, the Company does not consider that any further write down of these assets is necessary at September 30, 2005. The Company intends to complete its Step 1 and Step II impairment testing in the fourth quarter.

     Given the inherent imprecision of such impairment testing and the sensitivity of results to the key assumptions used, it is possible that changes in future conditions may lead management to use different assumptions in the future which could require a material change in the carrying values of its long-lived assets.

12.  SUBSEQUENT EVENTS

     On November 10, 2005 the Company reached a definitive agreement to acquire Cascadia Forest Products Ltd. ("Cascadia") from Brookfield Asset Management Inc., for approximately $120 million, subject to certain closing adjustments plus Cascadia's net working capital, all payable in cash on closing. Financing for the transaction has been secured from Tricap Management Inc. ("Tricap"), which will provide both equity and debt financing sufficient to fund the acquisition of Cascadia and to refinance Western's existing 15% senior secured bonds. The acquisition is expected to close in the first quarter of 2006, subject to the receipt of regulatory approvals.

     The rights offering will raise a total of $295.0 million of equity by way of a rights offering to all shareholders pursuant to a prospectus expected to be filed in early December, 2005. Under the terms of the rights offering common shareholders will receive rights to subscribe for common share subscription receipts of Western. At the time of closing the acquisition of Cascadia, each subscription receipt will be automatically exchanged for one Western common share. The subscription price shall be determined at the

WESTERN FOREST PRODUCTS INC.           22              2005 THIRD QUARTER REPORT


     time the final prospectus for the offering is filed. The subscription price for each common share subscription receipt will be fixed at 85% of the volume weighted average trading price of the Western common shares on the TSX for the 10 day period ending on the day prior to the date of filing of the final prospectus, provided that the subscription price will not be less than C$1.65 per common share subscription receipt nor greater than C$2.75 per common share subscription receipt. The rights are expected to be listed for trading on the TSX and will be exercisable for at least 21 days following the date of mailing of the final prospectus. Tricap has committed to purchase any common share subscription receipts not otherwise purchased by rightholders under the rights offering. In addition, Tricap has been granted an option, which may be exercised for up to 10 business days following the completion of the Rights Offering, to acquire sufficient additional common share subscription receipts at the same issue price as under the rights offering in order to ensure that Tricap, or its individual investors in total owns, or exercises control or direction over, 45% of the Western common shares if, following the exchange of all common share subscription receipts for common shares, Tricap, or its individual investors in total, would own less than 45% of the Western common shares.

     Subscription funds will be refunded to investors if the Cascadia acquisition does not close within six months, or if either the Cascadia acquisition agreement or the Tricap debt facilities are terminated.

     Net proceeds from the issuance of equity under the rights offering totalling C$295 million (plus the proceeds of the subscription receipts issued pursuant to Tricap's option, if any) less transaction costs will be used to fund the acquisition of Cascadia and working capital.

     In addition, Western has obtained a secured term-loan of approximately $310 million arranged by Tricap. The loan consists of two term facilities, a four year US$187.5 million facility, and a one-year Cdn $90 million facility, which may be extended for a second year at the option of Western. The proceeds from these facilities will be used to redeem the Company's existing US$221 million 15% senior secured notes. The secured loan is non-amortizing and is pre-payable, in whole or in part, at any time. Interest on amounts drawn under the US facility will be charged at the floating US one-month LIBOR rate plus 8.15%. Interest on the Canadian facility will be charged at the Canadian prime rate plus 5.25%.

     Western will use the facility to fund the redemption of the senior secured bonds not later than the completion of the acquisition of Cascadia. Pursuant to the terms of the existing senior secured bond indenture, Western is required to provide notice to bondholders at least 30 days prior to the redemption date.

     In addition to the above financings, the current revolving credit lender to both Western and Cascadia, has agreed to maintain its existing working capital facilities in the aggregate amount of $200.0 million.

WESTERN FOREST PRODUCTS INC.           23              2005 THIRD QUARTER REPORT


                                   (WFP LOGO)

          HEAD OFFICE

        435 Trunk Road
   Duncan, British Columbia                 FINANCIAL STATEMENTS ON THE INTERNET
        Canada V9L 2P9
        (250) 748-3711                              www.westernforest.com
      Fax: (250) 748-6045                               www.sedar.com
E-mail: info@westernforest.com

                                 FORM 52-109FT2
            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, REYNOLD HERT, President and Chief Executive Officer of WESTERN FOREST PRODUCTS INC., certify that:


1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of WESTERN FOREST PRODUCTS INC. (the "Issuer") for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:   November 14, 2005



"REYNOLD HERT"
----------------------------------------
REYNOLD HERT
PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                 FORM 52-109FT2
            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, PAUL IRELAND, Chief Financial Officer of WESTERN FOREST PRODUCTS INC., certify that:


1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of WESTERN FOREST PRODUCTS INC. (the "Issuer") for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:   November 14, 2005





"PAUL IRELAND"
----------------------------------------
PAUL IRELAND
CHIEF FINANCIAL OFFICER